UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Entry into Agreement for Acquisition of Property in Brazil

On December 28, 2017, Gazit-Globe Ltd. (“Gazit” or the “Company”) issued a press release announcement and reported to the Israel Securities Authority and Tel Aviv Stock Exchange, that Gazit’s wholly owned subsidiary, Gazit Brasil, has entered into a binding agreement to acquire 70% of Internacional Shopping, a 77,000 square meter shopping mall in the northern part of Sao Paulo metropolitan, Brazil, for 937 million Brazilian reals (R$937 million), or approximately US $281 million, in cash, excluding closing costs. This acquisition is expected to close in the later part of the first quarter 2018, and will be funded by recent dispositions including gains on sales of assets, retained free cash flow and other sources of Company capital.

The press release announcing that prospective acquisition is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Forward Looking Statements

This report and the press release serving as an exhibit hereto may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 28, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

2

Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Gazit-Globe Ltd. on December 28, 2017 announcing entry by its wholly-owned subsidiary, Gazit Brasil, into a definitive agreement to acquire 70% of Internacional Shopping, a 77,000 square meter shopping mall

3